July 13. 2012

Nathan Briggs, Esq.
Ropes & Gray LLP
700 12th Street, NW, Suite 900
Washington, DC 20005-3948

Re: Stone Harbor Emerging Markets Total Income Fund
        File Numbers: 333-182200, 811-22716

Dear Mr. Briggs:

        We have reviewed the registration statement for Stone Harbor Emerging Markets Total
Income Fund (the "Fund") filed on Form N-2 on June 18, 2011. Our comments are set forth
below. The captions we use below correspond to the captions the Fund uses in its registration
statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and any no
action request the Fund has submitted, or will submit, in connection with registration of its
shares.

        2. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933 (the "1933 Act"). *See* Office of Investor Education and Assistance, U.S.
Securities and Exchange Commission, A Plain English Handbook (1998).

        3. Please advise the staff whether the Financial Industry Regulatory Authority has
reviewed and approved the terms of the underwriting agreement.

        4. If you intend to omit certain information from the form of the prospectus included
with the registration statement that is declared effective, in reliance on Rule 430A under the 1933
Act, please identify the omitted information to us, preferably before filing the final pre-effective
amendment.

5. We may have more comments on disclosure included in any subsequent pre-effective amendment.

6. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.

Prospectus

Cover Page

7. The chart on the cover page includes "Estimated offering expenses" as a separate line item. Please revise the chart to conform to Item 1.1.g of Form N-2.

8. Please consider abridging the disclosure on the cover page to make it pithier. Item 1.2 of Form N-2 states that the cover page "may include other information if it does not, by its nature, *quantity*, or manner of presentation impede understanding of the required information." (Emphasis added).

PROSPECTUS SUMMARY

Investment Objective and Policies, Pages 2-4

9. Since the Fund's investment objective is total return, please explain in your response letter why "total return" in the Fund's name would not be more appropriate than "total income".

10. As the Fund may use derivatives to a "significant extent", please review your disclosure in light of the released observations from this Division: *Letter to the Investment Company Institute re: Derivatives- Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

11. In your response letter to the staff, please confirm that the Fund will cover the entire notional amount of any credit default swaps that the Fund sells. In addition, please inform the staff the range of compensation the Fund expects to receive from writing a credit default swap. Also, please advise the staff whether the notional value of the total return swaps will exceed the liquid assets of the Fund. We may have additional comments.

12. The disclosure states: "The Fund initially intends to invest less than 25% of its assets in a single country, and thereafter less than 50% of its assets in a single country." Please clarify whether this means "up to" 25% initially and sometime later "up to" 50% in one country. Please disclose when, or under what circumstances, the ceiling on investing in one country will be raised. If the "single country" is already known, please identify the country and provide the country specific risks.

Distributions, Pages 34-35

13. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Summary of Fund Expenses, Pages 36-38

14. Under "Shareholder Transaction Expenses", on the "Offering Expenses" line, remove "Borne by the Fund". (The offering expenses are effectively borne by shareholders.)

15. Please ensure that the table in footnote 7 will be less prominent than the actual fee table.

Statement of Additional Information

INDEPENDENT TRUSTEES, Page 28

16. The trustees of the Fund, including the requisite number of disinterested trustees, should be furnished by a pre-effective amendment.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:
· the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

· the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel